Term Sheet No. 2425AF
To underlying supplement No. 1 dated October 1, 2012,
product supplement AF dated September 28, 2012,
prospectus supplement dated September 28, 2012,
prospectus dated September 28, 2012
and prospectus addendum dated December 24, 2014
Registration Statement No. 333-184193 Dated April 23, 2015; Rule 433

Deutsche Bank AG
$    Capped Buffered Underlying Securities (BUyS) Linked to the iShares® MSCI EAFE ETF due October 27, 2016
General
•
The Capped Buffered Underlying Securities (BUyS) Linked to the iShares® MSCI EAFE ETF due October 27, 2016 (the “BUyS”) are designed for investors who seek a return at maturity linked to the performance of the iShares® MSCI EAFE ETF (the “Underlying”), up to the Maximum Return of 16.00%. If the Final Price is less than the Initial Price by an amount not greater than the Buffer Amount of 15.00%, investors will receive at maturity the Face Amount per $1,000 Face Amount of BUyS. However, if the Final Price is less than the Initial Price by an amount greater than the Buffer Amount of 15.00%, for each $1,000 Face Amount of BUyS, investors will lose 1.17647% of the Face Amount for every 1.00% by which the Final Price is less than the Initial Price by an amount greater than the Buffer Amount. The BUyS do not pay any coupons or dividends and investors should be willing to lose some or all of their initial investment if the Final Price is less than the Initial Price by an amount greater than the Buffer Amount.  Any payment on the BUyS is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG due October 27, 2016
•	Minimum purchase of $1,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The BUyS are expected to price on or about April 23, 2015 (the “Trade Date”) and are expected to settle on or about April 28, 2015 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Underlying:	iShares® MSCI EAFE ETF (Ticker: EFA)
Issue Price:	100% of the Face Amount
Payment at Maturity:	• If the Final Price is greater than or equal to the Initial Price, you will receive a cash payment at maturity per $1,000 Face Amount of BUyS calculated as follows:
$1,000 + ($1,000 x the lesser of (i) Underlying Return x Upside Leverage Factor and (ii) Maximum Return)

•    If the Final Price is less than the Initial Price by an amount not greater than the Buffer Amount, you will receive a cash payment at maturity equal to the Face Amount per $1,000 Face Amount of BUyS.

•    If the Final Price is less than the Initial Price by an amount greater than the Buffer Amount, you will receive a cash payment at maturity per $1,000 Face Amount of BUyS calculated as follows:
$1,000 + [$1,000 × (Underlying Return + Buffer Amount) x Downside Participation Factor]

If the Final Price is less than the Initial Price by an amount greater than the Buffer Amount, for each $1,000 Face Amount of BUyS, you will lose 1.17647% of the Face Amount for every 1.00% by which the Final Price is less than the Initial Price by an amount greater than the Buffer Amount. In this circumstance, you will lose some or all of your initial investment. Any payment at maturity is subject to the credit of the Issuer.

(Key Terms continued on next page)
Investing in the BUyS involves a number of risks. See “Risk Factors” beginning on page 2 of the accompanying prospectus addendum, “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page TS-8 of this term sheet.
The Issuer’s estimated value of the BUyS on the Trade Date is approximately $967.50 to $987.50 per $1,000 Face Amount of BUyS, which is less than the Issue Price.  Please see “Issuer’s Estimated Value of the BUyS” on page TS-3 of this term sheet for additional information.
By acquiring the BUyS, you will be bound by, and deemed to consent to, the imposition of any Resolution Measure (as defined below) by our competent resolution authority, which may include the write down of all, or a portion, of any payment on the BUyS. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the BUyS. Please see “Resolution Measures” on page TS-4 of this term sheet for more information.
	Price to Public	Maximum Discounts and Commissions(1)	Minimum Proceeds to Us
Per Security	$1,000.00	$2.50	$997.50
Total	$	$	$
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the BUyS or passed upon the accuracy or the adequacy of this term sheet or the accompanying underlying supplement, product supplement, prospectus supplement, prospectus or prospectus addendum. Any representation to the contrary is a criminal offense.
(1)
For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” in this term sheet. The BUyS will be sold with varying underwriting discounts and commissions in an amount not to exceed $2.50 per $1,000 Face Amount of BUyS.

The agent for this offering is our affiliate. For more information see “Supplemental Underwriting Information (Conflicts of Interest)” in this term sheet.
The BUyS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities

April 23, 2015

(Key Terms continued from previous page)

Underlying Return:	The Underlying Return, expressed as a percentage, will equal: Final Price – Initial Price Initial Price The Underlying Return may be positive, zero or negative.
Upside Leverage Factor:	150.00% upside participation
Downside Participation Factor:	117.647% downside participation
Maximum Return:	16.00%
Buffer Amount:	15.00%
Initial Price:	The Closing Price of the Underlying on the Trade Date
Final Price:	The Closing Price of the Underlying on the Final Valuation Date
Closing Price:	The closing price of one share of the Underlying on the relevant date of calculation multiplied by the then-current Share Adjustment Factor, as determined by the calculation agent.
Share Adjustment Factor:	Initially 1.0, subject to adjustment for certain actions affecting the Underlying. See “Description of Securities – Anti-Dilution Adjustments for Funds” in the accompanying product supplement.
Trade Date2:	April 23, 2015
Settlement Date2:	April 28, 2015
Final Valuation Date1, 2:	October 24, 2016
Maturity Date1, 2:	October 27, 2016
Listing:	The BUyS will not be listed on any securities exchange.
CUSIP:	25152RD67
ISIN:	US25152RD677
1 Subject to adjustment as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.
2 In the event that we make any change to the expected Trade Date or Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the BUyS remains the same.

Issuer’s Estimated Value of the BUyS

The Issuer’s estimated value of the BUyS is equal to the sum of our valuations of the following two components of the BUyS: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the BUyS is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Face Amount of BUyS, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the BUyS. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the BUyS, reduces the economic terms of the BUyS to you and is expected to adversely affect the price at which you may be able to sell the BUyS in any secondary market. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest and dividend rates and mid-market levels of price and volatility of the assets underlying the BUyS or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the BUyS on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the BUyS. The difference between the Issue Price and the Issuer’s estimated value of the BUyS on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the BUyS through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the BUyS on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your BUyS in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the BUyS from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the BUyS on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the BUyS determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the BUyS and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our BUyS for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the BUyS on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

Resolution Measures

On May 15, 2014, the European Parliament and the Council of the European Union published a directive for establishing a framework for the recovery and resolution of credit institutions and investment firms (commonly referred to as the “Bank Recovery and Resolution Directive”). The Bank Recovery and Resolution Directive requires each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. Germany has adopted the Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, or “SAG”), which went into effect on January 1, 2015. SAG may result in the BUyS being subject to any Resolution Measure by our competent resolution authority if we become, or are deemed by our competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. By acquiring the BUyS, you will be bound by and deemed to consent to the provisions set forth in the accompanying prospectus addendum, which we have summarized below.

By acquiring the BUyS, you will be bound by and will be deemed to consent to the imposition of any Resolution Measure by our competent resolution authority. Under the relevant resolution laws and regulations as applicable to us from time to time, the BUyS may be subject to the powers exercised by our competent resolution authority to: (i) write down, including to zero, any payment (or delivery obligations) on the BUyS; (ii) convert the BUyS into ordinary shares or other instruments qualifying as core equity tier 1 capital; and/or (iii) apply any other resolution measure, including (but not limited to) any transfer of the BUyS to another entity, the amendment of the terms and conditions of the BUyS or the cancellation of the BUyS. We refer to each of these measures as a “Resolution Measure.”

Furthermore, by acquiring the BUyS, you:

•
are deemed irrevocably to have agreed, and you will agree: (i) to be bound by any Resolution Measure; (ii) that you will have no claim or other right against us arising out of any Resolution Measure; and (iii) that the imposition of any Resolution Measure will not constitute a default or an event of default under the BUyS, under the senior indenture dated November 22, 2006 among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, authenticating agent and registrar, as amended and supplemented from time to time (the “Indenture”), or for the purpose of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”);

•
waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the paying agent for, agree not to initiate a suit against the trustee and the paying agent in respect of, and agree that neither the trustee nor the paying agent will be liable for, any action that the trustee or the paying agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by our competent resolution authority with respect to the BUyS; and

•
will be deemed irrevocably to have (i) consented to the imposition of any Resolution Measure as it may be imposed without any prior notice by the competent resolution authority of its decision to exercise such power with respect to the BUyS and (ii) authorized, directed and requested The Depository Trust Company (“DTC”) and any participant in DTC or other intermediary through which you hold such BUyS to take any and all necessary action, if required, to implement the imposition of any Resolution Measure with respect to the BUyS as it may be imposed, without any further action or direction on your part or on the part of the trustee, paying agent, issuing agent, authenticating agent, registrar or calculation agent.

This is only a summary, for more information please see the accompanying prospectus addendum dated December 24, 2014, including the risk factor “The securities may be written down, be converted or become subject to other resolution measures. You may lose part or all of your investment if any such measure becomes applicable to us” on page 2 of the prospectus addendum.

Additional Terms Specific to the BUyS

You should read this term sheet together with underlying supplement No. 1 dated October 1, 2012, product supplement AF dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these BUyS are a part, the prospectus dated September 28, 2012 and the prospectus addendum dated December 24, 2014. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement No. 1 dated October 1, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005120/crt_dp33209-424b2.pdf

•	Product supplement AF dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005082/crt_dp33006-424b2.pdf

•	Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

•	Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

•	Prospectus addendum dated December 24, 2014:
http://www.sec.gov/Archives/edgar/data/1159508/000095010314009034/crt_52088.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

The trustee has appointed Deutsche Bank Trust Company Americas as its authenticating agent with respect to our Series A global notes.

This term sheet, together with the documents listed above, contains the terms of the BUyS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this term sheet and in “Risk Factors” in the accompanying product supplement and prospectus addendum, as the BUyS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the BUyS.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum, prospectus supplement, product supplement, underlying supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the BUyS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the BUyS prior to their issuance. We will notify you in the event of any changes to the terms of the BUyS, and you will be asked to accept such changes in connection with your purchase of any BUyS. You may also choose to reject such changes, in which case we may reject your offer to purchase the BUyS.

What Is the Payment at Maturity on the BUyS, Assuming a Range of Hypothetical Performances for the Underlying?

The table below illustrates the Payment at Maturity per $1,000 Face Amount of BUyS for a hypothetical range of performances for the Underlying from -100.00% to +100.00%. The table below reflects the Maximum Return of 16.00%, the Upside Leverage Factor of 150.00%, the Buffer Amount of 15.00% and the Downside Participation Factor of 117.647%. The actual Initial Price will be determined on the Trade Date. The following results are based solely on the hypothetical examples cited. You should consider carefully whether the BUyS are suitable to your investment goals. The numbers appearing in the table and examples below may have been rounded for ease of analysis.

Underlying Return (%)	Payment at Maturity ($)	Return on BUyS (%)
100.00%	$1,160.00	16.00%
75.00%	$1,160.00	16.00%
50.00%	$1,160.00	16.00%
25.00%	$1,160.00	16.00%
20.00%	$1,160.00	16.00%
15.00%	$1,160.00	16.00%
10.67%	$1,160.00	16.00%
10.00%	$1,150.00	15.00%
5.00%	$1,075.00	7.50%
0.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-15.00%	$1,000.00	0.00%
-25.00%	$882.35	-11.76%
-30.00%	$823.53	-17.65%
-50.00%	$588.24	-41.18%
-75.00%	$294.12	-70.59%
-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: The Final Price is greater than the Initial Price, resulting in an Underlying Return of 5.00%. Because the Final Price is greater than the Initial Price and the Underlying Return of 5.00% multiplied by the Upside Leverage Factor does not exceed the Maximum Return, the investor receives a Payment at Maturity of $1,075.00 per $1,000 Face Amount of BUyS, calculated as follows:

$1,000 + ($1,000 x the lesser of (i) Underlying Return x Upside Leverage Factor and (ii) Maximum Return)
$1,000 + ($1,000 x 5.00% x 150.00%) = $1,075.00

Example 2: The Final Price is greater than the Initial Price, resulting in an Underlying Return of 20.00%. Because the Final Price is greater than the Initial Price and the Underlying Return of 20.00% multiplied by the Upside Leverage Factor exceeds the Maximum Return, the investor receives a Payment at Maturity of $1,160.00 per $1,000 Face Amount of BUyS, the maximum payment on the BUyS, calculated as follows:

$1,000 + ($1,000 x the lesser of (i) Underlying Return x Upside Leverage Factor and (ii) Maximum Return)
$1,000 + ($1,000 x 16.00%) = $1,160.00

Example 3: The Final Price is less than the Initial Price by an amount not greater than the Buffer Amount, resulting in an Underlying Return of -5.00%. Although the Final Price is less than the Initial Price, because the Final Price is less than the Initial Price by an amount not greater than the Buffer Amount, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Face Amount of BUyS.

Example 4: The Final Price is less than the Initial Price by an amount greater than the Buffer Amount, resulting in an Underlying Return of -50.00%.  Because the Final Price is less than the Initial Price by an amount greater than the Buffer Amount, the investor receives a Payment at Maturity of $588.24 per $1,000 Face Amount of BUyS, calculated as follows:

$1,000 + [$1,000 × (Underlying Return + Buffer Amount) x Downside Participation Factor]
$1,000 + [$1,000 x (-50.00% + 15.00%) x 117.647%] = $588.24

Selected Purchase Considerations

•
CAPPED APPRECIATION POTENTIAL — The BUyS provide leveraged upside exposure to any increase in the price of the Underlying up to the Maximum Return of 16.00%. Consequently, the maximum Payment at Maturity will be $1,160.00 for each $1,000 Face Amount of BUyS you hold. Any payment on the BUyS is subject to our ability to satisfy our obligations as they become due.

•
LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the Face Amount per $1,000 Face Amount of BUyS is protected against a percentage decline in the Final Price, as compared to the Initial Price, of up to the Buffer Amount. If such percentage decline is greater than the Buffer Amount of 15.00%, for each $1,000 Face Amount of BUyS, you will lose 1.17647% of the Face Amount for every 1.00% by which the Final Price is less than the Initial Price by an amount greater than the Buffer Amount. In this circumstance, you will lose some or all of your investment in the BUyS.

•
RETURN LINKED TO THE PERFORMANCE OF THE ISHARES® MSCI EAFE ETF — The return on the BUyS, which may be positive, zero or negative, is linked to the performance of the iShares® MSCI EAFE ETF. The iShares® MSCI EAFE ETF is an exchange-traded fund managed by iShares® Trust, a registered investment company. The iShares® Trust consists of numerous separate investment portfolios, including the iShares® MSCI EAFE ETF. The iShares® MSCI EAFE ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian and Far Eastern markets, as measured by the MSCI EAFE® Index (the “Tracked Index”). The iShares® MSCI EAFE ETF trades on NYSE Arca under the ticker symbol “EFA.” It is possible that the iShares® MSCI EAFE ETF may not fully replicate or may in certain circumstances diverge significantly from the performance of the Tracked Index due to the temporary unavailability of certain securities in the secondary markets, the performance of any derivative instruments contained in the iShares® MSCI EAFE ETF, the fees and expenses of the iShares® MSCI EAFE ETF or due to other circumstances. This section is only a summary of the iShares® MSCI EAFE ETF. For more information on the iShares® MSCI EAFE ETF, including information concerning calculation methodology and adjustment policy, please see the section entitled “Exchange Traded Funds – iShares® MSCI EAFE Index Fund” in the accompanying underlying supplement No. 1 dated October 1, 2012. For more information on the MSCI EAFE® Index, please see the section entitled “The MSCI Indices – The MSCI EAFE® Index” in the accompanying underlying supplement No. 1 dated October 1, 2012. On July 1, 2013, the iShares® MSCI EAFE Index Fund was renamed the iShares® MSCI EAFE ETF. All references to the iShares® MSCI EAFE Index Fund in the accompanying underlying supplement No. 1 dated October 1, 2012 are deemed to refer to the iShares® MSCI EAFE ETF.

•
TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the BUyS will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your BUyS (including at maturity) and (ii) subject to the potential application of the “constructive ownership” regime discussed below, the gain or loss on your BUyS should be capital gain or loss and should be long-term capital gain or loss if you have held the BUyS for more than one year. The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your BUyS could be materially and adversely affected.

Even if the treatment of the BUyS as prepaid financial contracts is respected, purchasing a BUyS could be treated as entering into a “constructive ownership transaction” within the meaning of Section 1260 of the Internal Revenue Code (“Section 1260”). In that case, all or a portion of any long-term capital gain you would otherwise recognize upon the taxable disposition of the BUyS would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain” as defined in Section 1260. Any long-term capital gain recharacterized as ordinary income would be treated as accruing at a constant rate over the period you held the BUyS, and you would be subject to a notional interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years. Due to the lack of direct legal authority, our special tax counsel is unable to opine as to whether or how Section 1260 applies to the BUyS.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime discussed above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the BUyS, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the BUyS.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the BUyS.

For a discussion of certain German tax considerations relating to the BUyS, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the BUyS (including possible alternative treatments, the potential application of the “constructive ownership” regime and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the BUyS involves significant risks. Investing in the BUyS is not equivalent to investing directly in the shares of the Underlying or any of the component securities held by the Underlying. In addition to these selected risk considerations, you should review the “Risk Factors” sections of the accompanying product supplement and prospectus addendum.

•
YOUR INVESTMENT IN THE BUYS MAY RESULT IN A LOSS — The BUyS do not pay any coupons or dividends and do not guarantee any return of your investment. The return on the BUyS at maturity is linked to the performance of the Underlying and will depend on whether, and the extent to which, the Underlying Return is positive, zero or negative. If the Final Price is less than the Initial Price by an amount greater than the Buffer Amount, for each $1,000 Face Amount of BUyS, you will lose 1.17647% of the Face Amount for every 1.00% by which the Final Price is less than the Initial Price by an amount greater than the Buffer Amount. In this circumstance, you will lose some or all of your investment in the BUyS. Any payment on the BUyS is subject to our ability to satisfy our obligations as they become due.

•
THE RETURN ON YOUR BUYS IS LIMITED BY THE MAXIMUM RETURN — If the Final Price is greater than or equal to the Initial Price, for each $1,000 Face Amount of BUyS, you will receive at maturity $1,000 plus an amount equal to $1,000 multiplied by the lesser of (i) the Underlying Return times the Upside Leverage Factor of 150.00% and (ii) the Maximum Return of 16.00%. Consequently, the maximum Payment at Maturity will be $1,160.00 for each $1,000 Face Amount of BUyS you hold, regardless of any further increase in the price of the Underlying, which may be significant.

•	THE BUYS DO NOT PAY ANY COUPONS — Unlike ordinary debt securities, the BUyS do not pay any coupons and do not guarantee any return of your investment at maturity.

•
THE BUYS ARE SUBJECT TO THE CREDIT OF DEUTSCHE BANK AG — The BUyS are senior unsecured obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the BUyS depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking the credit risk of Deutsche Bank AG will likely have an adverse effect on the value of the BUyS. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the BUyS and in the event Deutsche Bank AG were to default on its obligations or become subject to a Resolution Measure, you might not receive any amount(s) owed to you under the terms of the BUyS and you could lose your entire investment.

•
THE BUYS MAY BE WRITTEN DOWN, BE CONVERTED OR BECOME SUBJECT TO OTHER RESOLUTION MEASURES. YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT IF ANY SUCH MEASURE BECOMES APPLICABLE TO US — On May 15, 2014, the European Parliament and the Council of the European Union published the Bank Recovery and Resolution Directive for establishing a framework for the recovery and resolution of credit institutions and investment firms. The Bank Recovery and Resolution Directive requires each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. Germany has adopted the Recovery and Resolution Act (or SAG), which went into effect on January 1, 2015. SAG may result in the BUyS being subject to the powers exercised by our competent resolution authority to impose a Resolution Measure on us, which may include: writing down, including to zero, any payment on the BUyS; converting the BUyS into ordinary shares or other instruments qualifying as core equity tier 1 capital; or applying any other resolution measure, including (but not limited to) transferring the BUyS to another entity, amending the terms and conditions of the BUyS or cancelling of the BUyS. Imposition of a Resolution Measure would likely occur if we become, or are deemed by our competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. You may lose some or all of your investment in the BUyS if a Resolution Measure becomes applicable to us.

By acquiring the BUyS, you would have no claim or other right against us arising out of any Resolution Measure, and we would have no obligation to make payments under the BUyS following the imposition of a Resolution Measure. In particular, the imposition of any Resolution Measure will not constitute a default or an event of default under the BUyS, under the Indenture or for the purpose of the Trust Indenture Act. Furthermore, because the BUyS are subject to any Resolution Measure, secondary market trading in the BUyS may not follow the trading behavior associated with similar types of securities issued by other financial institutions which may be or have been subject to a Resolution Measure.

In addition, by your acquisition of the BUyS, you waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the paying agent for, agree not to initiate a suit against the trustee and the paying agent in respect of, and agree that neither the trustee nor the paying agent will be liable for, any action that the trustee or the paying agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by our competent resolution authority with respect to the BUyS. Accordingly, you may have limited or circumscribed rights to challenge any decision of our competent resolution authority to impose any Resolution Measure.

•
THE ISSUER’S ESTIMATED VALUE OF THE BUYS ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE BUYS — The Issuer’s estimated value of the BUyS on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the BUyS.  The difference between the Issue Price and the Issuer’s estimated value of the BUyS on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the BUyS through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the BUyS is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the BUyS, reduces the economic terms of the BUyS to you and is expected to adversely affect the price at which you may be able to sell the BUyS in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your BUyS or otherwise value your BUyS, that price or value may differ materially from the estimated value of the BUyS determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the BUyS in the secondary market.

•
INVESTING IN THE BUYS IS NOT THE SAME AS INVESTING IN THE UNDERLYING OR THE COMPONENT SECURITIES HELD BY THE UNDERLYING — The return on your BUyS may not reflect the return you would have realized if you had directly invested in the shares of the Underlying or the component securities held by the Underlying. For instance, your return on the BUyS will be limited to the Maximum Return, regardless of any increase in the price of the Underlying, which could be significant.

•
IF THE PRICE OF THE UNDERLYING CHANGES, THE VALUE OF YOUR BUYS MAY NOT CHANGE IN THE SAME MANNER — Your BUyS may trade quite differently from the price of the Underlying. Changes in the price of the Underlying may not result in comparable changes in the value of your BUyS.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the BUyS, you will not have any voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component securities held by the Underlying or holders of shares of the Underlying would have.

•
THE ANTI-DILUTION PROTECTION IS LIMITED, AND THE CALCULATION AGENT MAY MAKE ADJUSTMENTS IN ADDITION TO, OR THAT DIFFER FROM, THOSE SET FORTH IN THE ACCOMPANYING PRODUCT SUPPLEMENT — The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Underlying. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Underlying. If an event occurs that does not require the calculation agent to make an adjustment, the value of the BUyS may be materially and adversely affected. In addition, you should be aware that the calculation agent may, at its sole discretion, make adjustments to the Share Adjustment Factor or any other terms of the BUyS that are in addition to, or that differ from, those described in the accompanying product supplement to reflect changes occurring in relation to the Underlying in circumstances where the calculation agent determines that it is appropriate to reflect those changes to ensure an equitable result. Any alterations to the specified anti-dilution adjustments described in the accompanying product supplement may be materially adverse to investors in the BUyS. You should read “Description of Securities — Anti-Dilution Adjustments for Funds” in the accompanying product supplement in order to understand the adjustments that may be made to the BUyS.

•
FLUCTUATION OF NAV —  The net asset value (the “NAV”) of an exchange traded fund may fluctuate with changes in the market value of such exchange traded fund’s portfolio holdings. The price of the shares of the Underlying may fluctuate in accordance with changes in its NAV and supply and demand on the applicable stock exchanges. In addition, the price of the shares of the Underlying may differ from its NAV per share. The shares of the Underlying may trade at, above or below its NAV per share.

•
ADJUSTMENTS TO THE UNDERLYING OR TO THE TRACKED INDEX COULD ADVERSELY AFFECT THE VALUE OF THE BUYS — Blackrock Fund Advisors (“BFA”) is the investment advisor to the Underlying, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the MSCI EAFE® Index (the “Tracked Index”). The stocks included in the Tracked Index are selected by MSCI Inc. (“MSCI”). The Tracked Index is calculated and published by MSCI. MSCI can add, delete or substitute the stocks composing the Tracked Index, which could change the value of the Tracked Index. Pursuant to its investment strategy or otherwise, BFA may add, delete or substitute the component securities held by the Underlying. Any of these actions could cause or contribute to large movements in the prices of the component securities held by the Underlying, which could cause the price of the shares of the Underlying to decline.

•
THE UNDERLYING AND ITS TRACKED INDEX ARE DIFFERENT — The performance of the Underlying may not exactly replicate the performance of the Tracked Index because the Underlying will reflect transaction costs and fees that are not included in the calculation of the Tracked Index. It is also possible that the Underlying may not fully replicate or may in certain circumstances diverge significantly from the performance of the Tracked Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Underlying or due to other circumstances. BFA may invest up to 10% of the Underlying’s assets in other securities, including securities not included in the Tracked Index, but which BFA believes will help the Underlying track the Tracked Index, and other investments, including futures contracts, options on futures contracts, other types of options and swaps related to the Tracked Index, as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates. Finally, because the shares of the Underlying are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Underlying may differ from the net asset value per share of the Underlying. For all of the foregoing reasons, the performance of the Underlying may not correlate with the performance of the Tracked Index.

•
THE BUYS ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Because the Underlying invests in stocks denominated in foreign currencies but its shares are denominated in U.S. dollars, changes in currency exchange rates may negatively impact the Underlying’s return. Of particular importance to currency exchange rate risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	political, civil or military unrest;

•	the balance of payments between countries represented in the Underlying and the United States; and

•	the extent of governmental surpluses or deficits in the countries represented in the Underlying and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries represented in the Underlying, the United States and other countries important to international trade and finance. An investor’s net exposure to currency exchange rate risk will depend on the extent to which the currencies represented in the Underlying strengthen or weaken against the U.S. dollar and the relative weight of each currency represented in the Underlying. If, taking into account such weighting, the U.S. dollar strengthens against the component currencies as a whole, the price of the Underlying will be adversely affected and the value of the BUyS may be reduced. Additionally, the volatility and/or the correlation (including the direction and the extent of such correlation) of the exchange rates between the U.S. dollar and the currencies represented in the Underlying could adversely affect the value of the BUyS.

•
THERE ARE RISKS ASSOCIATED WITH INVESTMENTS IN BUYS LINKED TO THE VALUES OF EQUITY BUYS ISSUED BY NON-U.S. COMPANIES — The Underlying holds component stocks that are issued by companies incorporated outside of the U.S. Because the component stocks also trade outside the U.S., the BUyS are subject to the risks associated with non-U.S. securities markets. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. securities markets differently than U.S. securities markets, which may adversely affect the price of the Underlying and the value of your BUyS. Furthermore, there are risks associated with investments in BUyS linked to the values of equity securities issued by non-U.S. companies. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, the prices of equity securities issued by non-U.S. companies may be adversely affected by political, economic, financial and social factors that may be unique to the particular countries in which the non-U.S. companies are incorporated. These factors include the possibility of recent or future changes in a non-U.S. government’s economic and fiscal policies (including any direct or indirect intervention to stabilize the economy and/or securities market of the country of such non-U.S. government), the presence, and extent, of cross shareholdings in non-U.S. companies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

•
THERE IS NO AFFILIATION BETWEEN THE UNDERLYING AND US, AND WE ARE NOT RESPONSIBLE FOR ANY DISCLOSURE BY THE UNDERLYING OR BY ISSUERS OF THE COMPONENT SECURITIES HELD BY THE UNDERLYING — We are not affiliated with the Underlying or the issuers of the component stocks held by the Underlying or underlying the Tracked Index (such stocks, “Underlying Stocks,” the issuers of Underlying Stocks, “Underlying Stock Issuers”). However, we and our affiliates may currently or from time to time in the future engage in business with many of the Underlying Stock Issuers. In the course of this business, we or our affiliates may acquire non-public information about the Underlying Stock Issuers, and we will not disclose any such information to you. Nevertheless, neither we nor our affiliates have participated in the preparation of, or verified, any of the information about the Underlying Stocks or any of the Underlying Stock Issuers. You, as an investor in the BUyS, should make your own investigation into the Underlying Stocks and the Underlying Stock Issuers. Neither the Underlying nor any of the Underlying Stock Issuers is involved in this offering in any way and none of them has any obligation of any sort with respect to your BUyS. Neither the Underlying nor any of the Underlying Stock Issuers has any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might adversely affect the value of your BUyS.

•
PAST PERFORMANCE OF THE UNDERLYING, THE TRACKED INDEX OR THE COMPONENT SECURITIES HELD BY THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying, the Tracked Index or the component securities held by the Underlying over the term of the BUyS, as well as any amount payable on the BUyS, may bear little relation to the historical closing prices of the shares of the Underlying or the component securities held by the Underlying, and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet. We cannot predict the future performance of the Underlying, the Tracked Index or the component securities held by the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

•
ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR BUYS IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE BUYS ON THE TRADE DATE — While the payment(s) on the BUyS described in this term sheet is based on the full Face Amount of your BUyS, the Issuer’s estimated value of the BUyS on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the BUyS. The Issuer’s estimated value of the BUyS on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your BUyS in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the BUyS from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the BUyS on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the BUyS determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the BUyS and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our BUyS for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the BUyS on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the BUyS and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your BUyS, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The BUyS are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your BUyS to maturity.

•
THE BUYS WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The BUyS will not be listed on any securities exchange. There may be little or no secondary market for the BUyS.  We or our affiliates intend to act as market makers for the BUyS but are not required to do so and may cease such market making activities at any time.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the BUyS when you wish to do so or at a price advantageous to you.  Because we do not expect other dealers to make a secondary market for the BUyS, the price at which you may be able to sell your BUyS is likely to depend on the price, if any, at which we or our affiliates are willing to buy the BUyS.  If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the BUyS.  If you have to sell your BUyS prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the price of the Underlying has increased since the Trade Date.

•
MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE BUYS — While we expect that, generally, the prices of the shares of the Underlying will affect the value of the BUyS more than any other single factor, the value of the BUyS prior to maturity will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying;

•	the time remaining to the maturity of the BUyS;

•	the market prices and dividend rates of the shares of the Underlying and the component securities held by the Underlying;

•	the occurrence of certain events affecting the Underlying that may or may not require an anti-dilution adjustment;

•	the exchange rates between the U.S. dollar and the non-U.S. currencies that the component securities held by the Underlying are traded in;

•	interest rates and yields in the market generally and in the markets of the shares of the Underlying and the component securities held by the Underlying;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Underlying, the Tracked Index or markets generally;

•	the composition of the Underlying;

•	supply and demand for the BUyS; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE BUYS — We or our affiliates expect to hedge our exposure from the BUyS by entering into equity and equity derivative transactions, such as over-the-counter options, futures or exchange-traded instruments. We or our affiliates may also engage in trading in instruments linked or related to the Underlying on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may affect the price of the Underlying and make it less likely that you will receive a positive return on your investment in the BUyS. It is possible that we or our affiliates could receive substantial returns from these hedging and trading activities while the value of the BUyS declines. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. Introducing competing products into the marketplace in this manner could adversely affect the value of the BUyS. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the BUyS. Furthermore, because Deutsche Bank Securities Inc. (“DBSI”) or one of its affiliates is expected to conduct trading and hedging activities for us in connection with the BUyS, DBSI or such affiliate may profit in connection with such trading and hedging activities and such profit, if any, will be in addition to any compensation that DBSI receives for the sale of the BUyS to you. You should be aware that the potential to earn a profit in connection with hedging activities may create an incentive for DBSI to sell the BUyS to you in addition to any compensation they would receive for the sale of the BUyS.

•
WE OR OUR AFFILIATES MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE BUYS. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE PRICE OF THE UNDERLYING OR THE VALUE OF THE BUYS — We or our affiliates may publish research from time to time on financial markets and other matters that could adversely affect the value of the BUyS, or express opinions or provide recommendations that are inconsistent with purchasing or holding the BUyS. Any research, opinions or recommendations expressed by us or our affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the BUyS and the Underlying.

•
POTENTIAL CONFLICTS OF INTEREST— We and our affiliates play a variety of roles in connection with the issuance of the BUyS, including acting as calculation agent, hedging our obligations under the BUyS and determining the Issuer’s estimated value of the BUyS on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the BUyS from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the BUyS. The calculation agent will determine, among other things, all values, prices and levels required to be determined for the purposes of the BUyS on any relevant date or time. The calculation agent also has some discretion about certain adjustments to the Share Adjustment Factor and will be responsible for determining whether a market disruption event has occurred. Any determination by the calculation agent could adversely affect the return on the BUyS.

•
THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE BUYS ARE UNCERTAIN — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the BUyS, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the BUyS are uncertain, and the IRS or a court might not agree with the treatment of the BUyS as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the BUyS, the tax consequences of ownership and disposition of the BUyS could be materially and adversely affected.

Even if the treatment of the BUyS as prepaid financial contracts is respected, purchasing a BUyS could be treated as entering into a “constructive ownership transaction.” In that case, all or a portion of any long-term capital gain you would otherwise recognize on the taxable disposition of the BUyS would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain,” and a notional interest charge would apply with respect to the deemed tax liability that would have been incurred if such income had accrued at a constant rate over the period you held the BUyS.

As described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the BUyS, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the BUyS (including possible alternative treatments, the potential application of the “constructive ownership” regime and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The BUyS may be suitable for you if:

•	You seek an investment with a return linked to the performance of the Underlying as described herein;

•	You are willing to invest in the BUyS based on the Upside Leverage Factor, the Downside Participation Factor, the Maximum Return and the Buffer Amount;

•	You are willing to lose up to 100% of your initial investment;

•	You are willing and able to hold the BUyS to maturity;

•	You are willing to accept our credit risk;

•	You do not seek current income from this investment; and

•	You do not seek an investment for which there will be an active secondary market.

The BUyS may not be suitable for you if:

•	You do not seek an investment with a return linked to the performance of the Underlying as described herein;

•	You are unwilling to invest in the BUyS based on the Upside Leverage Factor, the Downside Participation Factor, the Maximum Return and the Buffer Amount;

•	You seek an investment that is protected against the loss of your initial investment;

•	You seek an investment with uncapped upside returns;

•	You are unwilling or unable to hold the BUyS to maturity;

•	You are unwilling to be exposed to our credit risk;

•	You seek current income from your investments; or

•	You seek an investment for which there will be an active secondary market.

Historical Information

The following graph sets forth the historical performance of the Underlying based on its daily closing prices from April 21, 2010 through April 21, 2015.  The closing price of the iShares® MSCI EAFE ETF on April 21, 2015 was $66.63. The graph below shows a hypothetical closing price that would result in a percentage decline from the closing price of $66.63 on April 21, 2015 that is equal to the Buffer Amount of 15.00%. We obtained the historical closing prices of the Underlying below from Bloomberg L.P., and we have not participated in the preparation of, or verified, such information. The historical closing prices of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Closing Price of the Underlying on the Final Valuation Date. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment.

Supplemental Underwriting Information (Conflicts of Interest)

DBSI, acting as agent for Deutsche Bank AG, will not receive a selling concession in connection with the sale of the BUyS. DBSI will pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 Face Amount of BUyS. Deutsche Bank AG will reimburse DBSI for such fees.

DBSI, the agent for this offering, is our affiliate. Because DBSI is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the underwriting arrangement for this offering must comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, DBSI may not make sales in offerings of the BUyS to any of its discretionary accounts without the prior written approval of the customer. See “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

Settlement

We expect to deliver the BUyS against payment for the BUyS on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the BUyS more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.